July 8, 2015

Via EDGAR

Jamie G. John

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F St. Street, NE

Washington, D.C.  20549

Re:

CubeSmart
Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-32324

CubeSmart, L.P.
Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015
File No. 000-54462

Dear Mr. John:

This letter is submitted on behalf of CubeSmart and CubeSmart, L.P. (collectively, the “Company”) in response to the comments regarding the above-referenced filings (the “Filings”) that you provided on behalf of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Timothy M. Martin, the Company’s Chief Financial Officer, in your letter dated June 23, 2015 (the “Comment Letter”).  The responses are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly. For reference purposes, the text of the comments contained in the Comment Letter have been reproduced herein (in italics), with the Company’s response below such comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 50

1.                                      We note your disclosure that your same-store portfolio provided an $18.7 million increase in rental income during 2014 as compared to 2013, due to increases in net rental rates and average occupancy. In future Exchange Act reports, please expand upon your narrative description of same-store performance to explain whether the increases in

5 Old Lancaster Road   Malvern, PA 19355   Office: 610.535.5000   Fax: 610.535.5001   www.cubesmart.com

net rental rates were a result of increased rates on new tenants or existing tenants, reduced promotional discounts, or otherwise.

Response:  In response to the Staff’s comment, in future reports filed by us pursuant to the Securities Exchange Act of 1934, as amended, (“Exchange Act reports”) in which we discuss same-store performance, we will include an explanation of whether changes in net rental rates are the result of changes in rates on new tenants or existing tenants, changes to promotional discounts, or otherwise.

Non-GAAP Financial Measures

FFO, as adjusted, page 55

2.                                      We note that your presentation of FFO appears to represent “FFO attributable to common shareholders and Operating Partnership unitholders”. Please advise and revise your label accordingly in future filings.

Response:   We confirm that the presentation of funds from operations (“FFO”) in the Filings does represent FFO attributable to common shareholders and Operating Partnership unitholders.  In our future Exchange Act reports where FFO is presented, we will label the presentation of FFO accordingly.

Item 11. Executive Compensation

Definitive Proxy Statement filed on April 17, 2015

Compensation Discussion and Analysis, page 23

3.                                      We note your disclosure on pages 23 through 24 regarding the 2014 peer group your Compensation Committee used “for benchmarking purposes.” In future Exchange Act reports, please provide more detail about how you benchmark compensation against the compensation of your peer group. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:  In response to the Staff’s comment, in future Exchange Act reports where we disclose information regarding the peer group our Compensation Committee uses for benchmarking purposes, we will provide additional detail regarding how our Compensation Committee benchmarks the compensation of our management against the compensation of similarly situated management in the peer group.

Annual Incentive Compensation, page 26

4.                                      We note your disclosure on page 26 that the Annual Incentive Compensation is measured in part by your funds from operations growth, same-store net operating income growth, and the achievement of “strategic goals consisting of external growth.” In future Exchange Act reports, please identify the strategic goals for external growth. Please also disclose your target levels with respect to these metrics, or provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and that such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent you omit disclosure of targets because it will result in competitive harm, please include a discussion in future Exchange Act reports of how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target level or other factor or criteria. Please see Instruction 4 to Item 402(b) and Regulation S-K Compliance & Disclosure Interpretation 118.04..

Response:  In response to the Staff’s comment, in future Exchange Act reports where we include a discussion of annual incentive compensation (or other, similar compensation based upon the achievement of specific performance metrics), we will identify the goals or performance metrics and disclose target levels with respect to such metrics.  However, to the extent we believe that the disclosure of the target levels of such goals or performance metrics will cause us competitive harm, we will not disclose such target levels, but rather will provide an analysis of why we concluded that disclosure of such target levels will cause us competitive harm, allowing us to forgo such disclosure of the target levels.  Further, to the extent we do not disclose the target levels of relevant goals and performance metrics, we will include a discussion of how difficult it will be for the executive, or how likely it will be for the Company, to achieve the undisclosed target levels of such goals and performance metrics.

In responding to the Staff’s comments, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•                                          the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Filings; and

•                                          the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Timothy M. Martin

Timothy M. Martin
Chief Financial Officer